Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 14, 2007

Relating to Preliminary Prospectus dated April 30, 2007

Registration No. 333-142052

3,348,166 Shares

CECO ENVIRONMENTAL CORP.

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	CECO Environmental Corp.

Ticker / Exchange:	CECE / The Nasdaq Global Market

Offering size:	3,348,166 shares (1,000,000 shares to be sold by CECE, and 2,348,166 shares to be sold by the selling stockholders)

Over-allotment option:	15%, or 502,225 shares, to be sold by CECE only

Public offering price:	$11.25 per share

Price to CECE/selling stockholders:	$10.631 per share

Net proceeds to CECE:

We will receive net proceeds of approximately $10.2 million after deducting the underwriting discount and estimated offering expenses payable by us. We will use the net proceeds to repay all of our subordinated debt payable to our affiliate and to repay a portion of our outstanding borrowings under our credit facility with Fifth Third Bank. Although we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders, we will receive $4,687,281 in proceeds from the exercise of the warrants for 1,749,500 shares of our common stock held by the selling stockholders and included in this offering.

Capitalization:	The information disclosed in the following line items of the table included under the caption “Capitalization” in the Preliminary Prospectus is updated as disclosed below to reflect pricing terms.

	As of December 31, 2006
	Actual	Pro forma	Pro forma as adjusted
		(unaudited)
	(dollars in thousands)
Total debt(1)	$15,492	$22,246	$7,327
Additional paid-in capital	20,421	20,421	35,312
Total stockholders’ equity	14,923	14,923	29,842

The footnote reference in the above table corresponds to the footnote on page 26 of the Preliminary Prospectus.

Trade date:	May 14, 2007

Settlement date:	May 17, 2007

Underwriters:	Oppenheimer & Co. Inc. and Needham & Company, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Oppenheimer & Co. toll-free at 1-800-221-5588 or Needham & Company, LLC toll-free at 1-800-903-3268.